Exhibit 99.1

BACHOCO ANNOUNCES FIRST QUARTER 2020 RESULTS

Celaya, Guanajuato, Mexico – April 28th, 2020

Industrias Bachoco, S.A.B. de C.V., “Bachoco” or “the Company”, (NYSE: IBA; BMV: Bachoco) announced today its unaudited results for the first quarter (“1Q20”) ending March 31, 2020. All figures have been prepared in accordance with International Financial Reporting Standard (“IFRS”) and are presented in nominal million Mexican Pesos (“$”), except earnings per share.

HIGHLIGHTS- 2020 vs. 2019

•	Net sales increased 9.9% in 1Q20.
•	EBITDA margin was 6.0% in 1Q20 vs 4.6% in 1Q19, our EBITDA was $947.3 million.
•	Earnings per basic and diluted share were $3.61

CEO COMMENTS

Mr. Rodolfo Ramos Arvizu, Chief Executive Officer of Bachoco, stated, “We ended the first quarter of the year with good results, growing in terms of volume both in Mexico and the U.S. Even when we observed a soft demand at the beginning of the year, the industry was able to get back in balance for the remaining period.

As a result, we achieved an overall increase of 6.3% in volume sold and an increase in net sales close to 10%, both when compared to 1Q19.

Prices of our main raw material were stable in USD terms but, volatility by the end of the quarter in the Mexican peso exchange rate vs the US dollar partially offset this benefit.

We managed to keep our SG&A under control as it represents 10.0% of total sales, a rate slightly lower when compared to the same period of 2019.

For 1Q20, we reached an EBITDA of $947.3 for a 6.0% margin. This EBITDA represents an increase when compared with the 4.6% of 1Q19. Earnings per basic and diluted shares were $3.61 for the 1Q20.

The Company remained in a healthy financial condition as we reached a net cash level of $16,527.8 million, which will allow us to continue to support our growth plans.

By the end of the quarter, Mexico started experiencing some of the impacts of pandemic COVID-19. Even when during 1Q20 we did not observe a material impact in our results, as the situation quickly evolves, we might see some economic disruptions in the months to come.

As a result, we will remain focused on efficiencies across all of our processes which allow us to supply our markets and customers as best as we can”

Contact Information

inversionistas@bachoco.net / T. +52(461)618 3555

Executive Summary

The following financial information is expressed in millions of nominal pesos, except for amounts per share and per ADR, with comparative figures for the same periods of 2019.

QUARTERLY RESULTS

NET SALES BY GEOGRAPHY
In millions of pesos	1Q20	1Q19	Change
	$	$	$	%
Net sales	15,738.4	14,323.6	1,414.8	9.9
Net sales in Mexico	11,067.6	10,311.3	756.2	7.3
Net sales in the U.S.	4,670.8	4,012.3	658.5	16.4

NET SALES BY SEGMENT
In millions of pesos	1Q20	1Q19	Change
	$	$	$	%
Net sales	15,738.4	14,323.6	1,414.8	9.9
Poultry	14,162.8	12,852.8	1,309.9	10.2
Other	1,575.6	1,470.8	104.8	7.1

NET VOLUME SOLD BY SEGMENT

In tons			Change
	1Q20	1Q19	Volume	%
Total sales volume:	588,018	553,175	34,842.6	6.3
Poultry	457,167	425,745	31,422.0	7.4
Others	130,851	127,430	3,420.7	2.7

In 1Q20, the Company’s net sales totaled $15,738.4 million; $1,414.8 million or 9.9% more than $14,323.6 million reported in 1Q19. This was a result of more volume sold in our main business lines as well as better prices in poultry.

In 1Q20, sales of our U.S. operations represented 29.7% of our total sales compared with 28.0% in 1Q19.

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GROSS PROFIT
In millions of pesos	1Q20	1Q19	Change
	$	$	$	%
Cost of sales	13,557.3	12,515.7	1,041.6	8.3
Gross profit	2,181.1	1,807.9	373.2	20.6
Gross margin	13.9%	12.6%	-	-

The cost of sales totaled $13,557.3 million, representing $1,041.6 million or 8.3% higher than $12,515.7 million reported in the same period of 2019. This increase was mainly driven by more volume sold.

The Company’s gross profit in 1Q20 was $2,181.1 million, with a gross margin of 13.9%. This result is higher when compared to a gross profit of $1,807.9 million and a gross margin of 12.6% reported in 1Q19.

Selling, general and administrative expenses (“SG&A”)
In millions of pesos
	1Q20	1Q19	Change
	$	$	$	%
Total SG&A	1,572.7	1,474.4	98.3	6.7

Total SG&A expenses in 1Q20 were $1,572.7 million; $98.3 million or 6.7% more than the $1,474.4 million reported 1Q19. Total SG&A expenses, as a percentage of net sales, represent 10.0% in 1Q20 and 10.3% in 1Q19.

other income (expense), net
In millions of pesos	1Q20	1Q19	Change
	$	$	$	%
Other income (expense), net	(4.5)	1.6	(6.1)	(377.8)

Other income or other expenses include the sale of byproducts and unused assets. We register such sales as expenses when the sales price is below the book value of those assets.

OPERATING INCOME
In millions of pesos	1Q20	1Q19	Change
	$	$	$	%
Operating income	604.0	335.2	268.8	80.2
Operating margin	3.8%	2.3%	-	-

Operating income in 1Q20 totaled $604.0 million for an operating margin of 3.8%; higher than an operating income of $335.2 million and a 2.3% operating margin reported in 1Q19. The increase in operating income is mainly attributed to higher gross profit than in 1Q19.

NET FINANCIAL INCOME
In millions of pesos	1Q20	1Q19	Change
	$	$	$	%
Net Financial Income (Expense)	2,426.5	76.0	2,350.5	3,092.5
Financial Income	2,483.3	135.4	2,348.0	1,734.3
Financial Expense	56.8	59.4	(2.6)	(4.3)

In 1Q20, the Company reported net financial income of $2,426.5 million, compared to net financial income of $76.0 million reported in the same period of 2019.

Given that part of our cash position is in dollar terms, the Mexican peso depreciation with respect to the US dollar by the end of the quarter, resulted in higher financial income when compared to the same period of 2019.

TAXES FOR THE PERIOD
In millions of pesos	1Q20	1Q19	Change
	$	$	$	%
Total Taxes	860.3	108.7	751.7	691.8
Income tax	910.5	49.3	861.2	1,745.5
Deferred income tax	(50.2)	59.3	(109.5)	(184.6)

Total taxes for the 1Q20 were $860.3 million, compared to $108.7 million in the same period of 2019. This was a result of higher operating income in 1Q20.

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NET INCOME
In millions of pesos	1Q20	1Q19	Change
	$	$	$	%
Net income	2,170.2	302.5	1,867.6	617.3
Net margin	13.8%	2.1%	-	-
Non-Controlling Interest income	3.5	3.8	(0.2)	n/a
Net controlling interest income	2,166.6	298.8	1,867.9	n/a
Basic and diluted income per share[1]	3.61	0.50	3.1	n/a
Basic and diluted income per ADR[2]	43.34	5.98	37.4	n/a
Weighted average Shares outstanding[3]	599,843	599,920	-	-

1 In pesos

2 in pesos, an ADR is equal to twelve shares

3 In thousands of shares

The net income for 1Q20 was $2,170.2 million, representing a basic and diluted income of $3.61 pesos per share. This result compares to a net income of $302.5 million, which represented a net income of $0.50 pesos of basic and diluted income per share in 1Q19. Net margin for the 1Q20 was 13.8% compared to 2.1% reported in 1Q19.

EBITDA
In millions of pesos	1Q20	1Q19	Change
	$	$	$	%
Net controlling interest income	2,166.6	298.8	1,867.9	625.2
Income tax expense (benefit)	860.3	108.7	751.7	691.8
Result in associates	3.5	3.8	(0.2)	(6.5)
Net finance (income) expense	(2,426.5)	(76.0)	(2,350.5)	3,092.5
Depreciation and amortization	343.3	319.7	23.6	7.4
EBITDA	947.3	654.9	292.4	44.7
EBITDA Margin (%)	6.0%	4.6%	-	-
Net sales	15,738.4	14,323.6	1,414.8	9.9

EBITDA in 1Q20 reached $947.3 million, representing an EBITDA margin of 6.0%, compared to an EBITDA of $654.9 million in 1Q19 with an EBITDA margin of 4.6%.

BALANCE SHEET DATA

BALANCE SHEET DATA
In millions of pesos	Mar 31, 2020	Dec. 31, 2019	Change
	$	$	$	%
TOTAL ASSETS	60,095.0	55,702.5	4,392.5	7.9
Cash and cash equivalents	20,895.1	19,182.9	1,712.2	8.9
Accounts receivable	4,535.5	3,880.8	654.7	16.9
TOTAL LIABILITIES	16,493.9	15,442.2	1,051.8	6.8
Accounts payable	4,907.1	5,235.5	(328.5)	(6.3)
Short-term debt	2,692.2	3,440.4	(748.2)	(21.7)
Long-term debt	1,675.1	1,488.2	186.9	12.6
TOTAL STOCKHOLDERS’ EQUITY	43,601.1	40,260.3	3,340.8	8.3
Capital stock	1,174.2	1,174.3	(0.1)	(0.0)

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Cash and equivalents as of March 31, 2020 totaled $20,895.1 million; $1,712.2 million or 8.9% higher than $19,182.9 million as of December 31, 2019.

Total debt as of March 31, 2020 totaled $4,367.3 million, compared to $4,928.6 million reported as of December 31, 2019.

Net cash as of March 31, 2020 was $16,527.8 million, compared to net cash of $14,254.3 million as of December 31, 2019.

CAPEX

CAPITAL EXPENDITURES
In millions of pesos	2020	2019	Change
	$	$	$	%
Capital Expenditures	292.7	409.2	105.2	34.6

Total CAPEX for the 1Q20 was $409.2 million, which was mainly allocated toward organic growth and productivity projects across all our facilities.

STOCK INFORMATION

As of March 31, 2020
Total Shares	600,000,000
Total free float	26.75%
Market cap (millions of pesos)	$40,488

SHARE PRICE
	Mexican Stock Exchange			The New York Stock Exchange
	Ticker Symbol: Bachoco			Ticker Symbol: IBA
	In nominal pesos per Share			In U.S. Dollar per ADR
Month	High	Low	Close	High	Low	Close
March	71.07	58.76	67.48	44.14	28.67	34.00
February	75.83	68.57	71.07	48.87	42.67	43.04
January	82.40	75.01	75.82	52.70	47.78	48.34
December	83.46	79.77	81.43	52.99	51.09	52.00
November	85.92	80.00	84.69	53.72	49.26	51.18
October	84.46	81.35	86.38	54.99	49.56	53.84

Source: Yahoo Finances

ANALYST COVERAGE

Institution	Analyst name	E-mail
ACTINVER	José Antonio Cebeira	jcebeira@actinver.com.mx
BBVA BANCOMER	Pablo Abraham Peregrina	pablo.abraham@bbva.com
GBM	Miguel Tortolero	matortolero@gbm.com.mx
INTERCAM	Cristian M. Sánchez Arenas	crsancheza@intercam.com.mx
INVEX	Giselle Mojica	gmojica@invex.com
JP MORGAN	Ulises Argote	ulises.argote@jpmorgan.com
MONEX	Blanca Jimena Colin Fernandez	bjcolinf@monex.com.mx
SANTANDER	Hector Maya López	hmmaya@santander.com.mx

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APPENDICES

For reference, some figures have been translated into millions of U.S. dollars (“USD”) using an exchange rate of $23.80 per USD $1.0, which corresponds to the rate at the close of March 31, 2020, according to Mexico’s National Bank.

•	Consolidated Statement of Financial Position

•	Consolidated Statement of Income

•	Consolidated Statement of Cash Flows

•	Derivatives Position Report

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CONSOLIDATED STATEMENT OF FINANCIAL POSITION

-Unaudited-

	In U.S. Dollar	March 31,	December 31,
In million pesos	2020	2020	2019*

TOTAL ASSETS	$2,525.0	60,095.0	55,702.5

Total current assets	1,438.7	34,241.3	31,097.2
Cash and cash equivalents	877.9	20,895.1	19,182.9
Total accounts receivable	190.6	4,535.5	3,880.8
Inventories	330.8	7,872.0	6,753.4
Other current assets	39.4	938.6	1,280.1

Total non current assets	1,086.3	25,853.8	24,605.2
Net property, plant and equipment	805.4	19,169.3	18,556.6
Other non current Assets	280.9	6,684.5	6,048.6

TOTAL LIABILITIES	$693.0	16,493.9	15,442.2

Total current liabilities	377.3	8,978.7	8,908.1
Notes payable to banks	113.1	2,692.2	3,440.4
Accounts payable	206.2	4,907.1	5,235.5
Other taxes payable and other accruals	58.0	1,379.4	232.2

Total long-term liabilities	315.8	7,515.3	6,534.0
Long-term debt	70.4	1,675.1	1,488.2
Other non current liabilities	53.2	1,265.2	1,141.3
Deferred income taxes	192.2	4,574.9	3,904.5

TOTAL STOCKHOLDERS' EQUITY	$1,832.0	43,601.1	40,260.3

Capital stock	49.3	1,174.2	1,174.3
Commission in shares issued	17.4	414.5	414.5
Retained earnings	1,676.1	39,890.2	37,732.9
Others accounts	85.6	2,038.3	858.2
Non controlling interest	3.5	83.9	80.4

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$2,525.0	60,095.0	55,702.5

*Audited

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CONSOLIDATED STATEMENT OF INCOME

First Quarter Results, ended March 31st:

-Unaudited-

	U.S. Dollar
In millions pesos	2020	2020	2019
Net sales	$661.3	15,738.4	14,323.6
Cost of sales	569.6	13,557.3	12,515.7
Gross profit	91.6	2,181.1	1,807.9
SG&A	66.1	1,572.7	1,474.4
Other income (expenses), net	(0.2)	(4.5)	1.6
Operating income	25.4	604.0	335.2
Net finance income	102.0	2,426.5	76.0
Income tax	36.1	860.3	108.7
Net Income	$91.2	2,170.2	302.5

Non-controlling interest	0.15	3.5	3.8
Net controlling interest profit	91.0	2,166.6	298.8
Basic and diluted earnings per share	0.15	3.61	0.50
Basic and diluted earnings per ADR	1.82	43.34	5.98
Weighted average Shares outstanding1	599,843	599,843	599,920

EBITDA Result	$39.8	947.3	654.9

Gross margin	13.9%	13.9%	12.6%
Operating margin	3.8%	3.8%	2.3%
Net margin	13.8%	13.8%	2.1%
EBITDA margin	6.0%	6.0%	4.6%

1 In thousands

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CONSOLIDATED STATEMENT OF CASH FLOWS

In million of pesos

-Unaudited-

	U.S. Dollar	March 31,
	2020	2020	2019

NET MAJORITY INCOME BEFORE INCOME TAX	$127.3	3,030.5	411.2

ITEMS RELATING TO INVESTING ACTIVITIES:	14.1	336.5	151.6
Depreciation and others	18.2	433.3	319.7
Income (loss) on sale of plant and equipment	0.6	14.1	(3.2)
Other Items	(4.7)	(110.9)	(164.9)

NET CASH GENERATED FROM NET INCOME BEFORE TAXES	141.5	3,367.0	562.7
CASH GENERATED OR USED IN THE OPERATION:	(36.8)	(875.3)	(1,310.4)
Decrease (increase) in accounts receivable	(23.7)	(564.8)	(458.0)
Decrease (increase) in inventories	(37.8)	(899.0)	284.0
Increase (decrease) in accounts payable	58.5	1,393.4	(2,653.0)
Other Items	(33.8)	(805.0)	1,516.7

NET CASH FLOW FROM OPERATING ACTIVITIES	104.7	2,491.7	(747.7)

NET CASH FLOW FROM INVESTING ACTIVITIES	(9.1)	(216.9)	(100.0)
Acquisition of property, plant and equipment	(12.3)	(292.7)	(409.2)
Proceeds from sales of property plant and equipment	0.2	5.6	33.0
Other Items	3.0	70.2	276.3

CASH FLOW SURPLUS (REQUIREMENTS OF) TO BE USED IN FINANCING ACTIVITIES	95.6	2,274.9	(847.6)

Net cash provided by financing activities:	(25.5)	(605.8)	(1,410.9)
Proceeds from loans	103.4	2,459.7	1,992.4
Principal payments on loans	(143.5)	(3,415.5)	(3,211.2)
Other items	14.7	350.0	(192.1)
Net increase (decrease) in cash and equivalents	70.1	1,669.1	(2,258.5)

Cash and investments at the beginning of year	$805.2	19,164.8	18,451.9
CASH AND INVESTMENTS AT END OF PERIOD	$875.4	20,833.9	16,193.4

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DERIVATIVES POSITION REPORT

First Quarter 2020

Thousands of Mexican Pesos, as of March 31, 2020

TYPE OF FINANCIAL INSTRUMENT	OBJECTIVE	NOTIONAL	VALUE OF THE RELATED COMMODITY				REASONABLE VALUE		AMOUNTS DUE BY YEAR	GUARANTIES REQUIRED
			1Q-2020		4Q-2019		1Q-2020	4Q-2019
Forward Vanilla and KO Fwd	Hedge	$ 45,435	$ 23.80		$ 18.89		$ 111,955	$ -9,431	100% in 2020	The deals consider the possibility of margin calls but not another kind of guarantee
Futures for corn and soybean meal	Hedge	$ 656,372	CORN		CORN		-$ 33,818	$ 8,557	90% in 2020 and 10% in 2021
			In USD per Bushel		In USD per Bushel
			month	price	month	price
			May-20	$ 3.408	Mar-20	$ 3.878
			Jul-20	$ 3.460	May-20	$ 3.948
			Sep-20	$ 3.498	Jul-20	$ 4.010
			Dec-20	$ 3.575	Sep-20	$ 4.010
			Mar-21	$ 3.685	Dec-20	$ 4.025
			May-21	$ 3.745
			Jul-21	$ 3.775
			Dec-21	$ 3.775
			SOYBEAN MEAL		SOYBEAN MEAL
			In USD per ton		In USD per ton
			month	price	month	price
			Jul-20	$ 318.9
			Aug-20	$ 314.0
			Jan-21	$ 305.4
			Mar-21	$ 295.8	Mar-20	$ 304.7
			May-21	$ 293.0	May-20	$ 308.5
			Jul-21	$ 294.9
			Aug-21	$ 295.0
			Sep-21	$ 294.0
			Oct-21	$ 291.7
			Dec-21	$ 292.5
Options of Corn	Hedge	$ 78,635	CORN		CORN		$ 1,912	$ 622	78% in 2020 and 22% in 2021
			In USD per Bushel		In USD per Bushel
			month	price	month	price
			May-20	$ 3.408
			Jul-20	$ 3.460
			Sep-20	$ 3.498	Mar-20	$ 3.878
			Dec-20	$ 3.575	May-20	$ 3.948
			Mar-21	$ 3.685	Jul-20	$ 4.010
Options of soybean meal	Hedge	$ 98,064	SOYBEAN MEAL		SOYBEAN MEAL		$ 4,059	$ 10	73% in 2020 and 27% in 2021
			In USD per ton		In USD per ton
			month	price	month	price
			May-20	$ 321.5
			Jul-20	$ 318.9
			Aug-20	$ 314.0
			Sep-20	$ 310.0
			Oct-20	$ 308.0	Mar-20	$ 304.7
			Dec-20	$ 308.4	May-20	$ 308.5
			Jan-21	$ 305.4	Jul-20	$ 312.0
			Mar-21	$ 295.8

-The total financial instruments do not exceed 5% of total assets as of March 31, 2020.

-The notional value represents the net position as of March 31, 2020 at the exchange rate of Ps. 23.80 per one dollar.

-A negative value means an unfavorable effect for the Company.

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First Quarter 2020
Thousands of Mexican Pesos, as of March 31, 2020						PROBABLE SCENARIO
TYPE OF FINANCIAL INSTRUMENT	REASONABLE VALUE	VALUE OF THE RELATED COMMODITY			EFFECT ON THE INCOME STATEMENT	EFFECT ON THE CASH FLOW(3)
		Reference Value (1)
		-2.5%	2.5%	5.0%		-2.5%	2.5%	5.0%
Forward Vanilla and KO Fwd	$ 111,955	$23.21	$ 24.40	$ 24.99	Direct	$ 92,656	$ 118,756	$ 134,485
		-5%	5%	10%		-5%	5%	10%
Futures of Corn: (2)	-$ 33,818	$ 3.237	$ 3.578	$ 3.748	The effect will materialize as the inventory is consumed	-$ 2,800	-$ 999	$ 31,819
Futures of Soybean Meal: (2)		$ 305.4	$ 337.6	$ 353.7
Options for Corn	$ 1,912	$ 3.237	$ 3.578	$ 3.748		-$ 85	$ 5,844	$ 9,776
Options of Soybean Meal	$ 4,059	$ 305.4	$ 337.6	$ 353.7		-$ 35	$ 8,962	$ 13,866

  (1) The reference value is the exchange  rate of Ps. $23.80 per USD as of March 31, 2020.

  (2) The reference values are; the future of corn for May 2020, $3.4075 USD/bushel and the future of soybeanmeal for May 2020, $321.50  USD/ton.

      'All the evaluations are performed according with the corresponding future, here only the first month futures are shown.

  (3) The Company has credit lines with the majority of its counterparts, so that the effect in cash flow is lower than the amount shown.

  -A negative value means an unfavorable effect for the Company.

First Quarter 2020
Thousands of Mexican Pesos, as of March 31, 2020							STRESS SCENARIO
TYPE OF FINANCIAL INSTRUMENT	REASONABLE VALUE	VALUE OF THE RELATED COMMODITY				EFFECT ON THE INCOME STATEMENT	EFFECT ON THE CASH FLOW
		Reference Value
		-50%	-25%	25%	50%		-50%	-25%	25%	50%
Forward Vanilla and KO Fwd	$ 111,955	$11.90	$17.85	$29.75	$35.70	Direct	-$363,903	-$93,565	$218,273	$339,862

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CONFERENCE CALL INFORMATION

The Company will host its first quarter 2020 earnings call, on Wednesday, April 29th, 2020. The earnings call will take place at 9:00 am Central Time (10:00 am ET).

To participate in the earnings call, please dial:

Toll free in the U.S.: 1 (888) 771-4371

Toll free in Mexico: 001 866 779 0965

Toll Local Mexico: 52 55 6722 5257

Toll in the Brazil: 0800 761 0710

A current list of available local and international free phone telephone numbers:

http://web.meetme.net/r.aspx?p=12&a=UDQOBydiqguyam

Confirmation Number: 49569210

COMPANY DESCRIPTION

Industrias Bachoco is the leader in the Mexican poultry industry, and one of the largest poultry producers globally. The Company was founded in 1952, and became a public company in 1997, via a public offering of shares on the Mexican and The New York Stock Exchange. Bachoco is a vertically integrated company headquartered in Celaya, Guanajuato located in Central Mexico. Its main business lines are: chicken, eggs, balanced feed, swine, and turkey and beef value-added products. Bachoco owns and manages more than a thousand facilities, organized in nine production complexes and 80 distribution centers in Mexico, and a production complex in the United States. Currently the Company employs more than 28,000 people.

The Company is rated AAA (MEX), the highest rating awarded by Fitch Mexico, S.A. de C.V., and HR AAA which signals that the Company and the offering both have the highest credit quality by HR Ratings de Mexico S.A. de C.V.

DISCLAIMER

The document contains certain information that could be considered forward looking statements concerning anticipated future events and performance of the Company. The statements reflect management’s current beliefs based on information currently available and are not guarantees of future performance and are based on our estimates and assumptions that are subject to risks and uncertainties, including those described in our Annual Information Form, which could cause our actual results to differ materially from the forward-looking statements contained in this document. Those risks and uncertainties include risks associated with ownership in the poultry industry, competition for investments within the poultry industry, shareholder liability, governmental regulation, and environmental matters. As a result, there can be no assurance that actual results will be consistent with these forward-looking statements. Except as required by applicable law, Industrias Bachoco, S.A.B. de C.V., undertakes no obligation to publicly update or revise any forward-looking statement.

IR contact information:
Maria Guadalupe Jaquez
maria.jaquez@bachoco.net
Andrea Guerrero
andrea.guerrero@bachoco.net
T. +52(461)618 3555

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